Condensed Consolidated Interim
Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		September 30, 2022	December 31, 2021
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$580,772	$947,230
Amounts receivable		70,035	76,841
Inventories	6	244,354	221,220
Other current assets	7,18	25,621	25,802
		920,782	1,271,093

Property, plant and equipment	8	1,419,791	1,272,091
Deferred income tax assets		68,000	101,300
Other non-current assets	18	41,256	32,084
		1,529,047	1,405,475
Total assets		$2,449,829	$2,676,568

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$135,623	$186,820
Income tax payable		194	25,253
Other current liabilities	7,18	65,481	15,281
		201,298	227,354

Deferred income tax liabilities		40,804	54,861
Provision for reclamation	11	220,875	331,312
Other non-current liabilities	18	25,383	19,425
		287,062	405,598
Shareholders' equity
Share capital	5, 14	893,813	984,095
Contributed surplus		31,210	30,809
Accumulated other comprehensive (loss) income		(2,118)	6,829
Retained earnings		1,038,564	1,021,883
		1,961,469	2,043,616
Total liabilities and shareholders' equity		$2,449,829	$2,676,568
Commitments and contingencies (note 16)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of (Loss) Earnings and Comprehensive (Loss) Income
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of United States dollars)		2022	2021	2022	2021
	Notes
Revenue	9	$179,013	$220,561	$641,890	$649,059

Cost of sales
Production costs		131,950	121,641	416,526	355,691
Depreciation, depletion and amortization		14,456	30,413	79,884	89,461
Earnings from mine operations		32,607	68,507	145,480	203,907

Exploration and development costs		21,426	6,597	43,035	18,819
Corporate administration	10	11,683	8,881	35,472	19,676
Care and maintenance expense		8,166	7,638	22,730	20,472
Reclamation recovery	11	(7,678)	(871)	(90,552)	(913)
Other operating expenses		3,167	2,627	10,287	10,392
(Loss) earnings from operations		(4,157)	43,635	124,508	135,461

Gain on sale of Greenstone Partnership	20	—	—	—	(72,274)
Other non-operating expenses	12	699	6,975	7,284	14,067
Finance costs		2,882	694	6,454	4,001
(Loss) earnings before income tax		(7,738)	35,966	110,770	189,667
Income tax expense	13	26,139	8,383	57,896	17,598
Net (loss) earnings from continuing operations		(33,877)	27,583	52,874	172,069
Net loss from discontinued operations	5	—	—	—	(828,717)
Net (loss) earnings		$(33,877)	$27,583	$52,874	$(656,648)

Other Comprehensive (Loss) Income
Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation		$—	$—	$—	$31
Net (loss) gain on derivative instruments	18	(18,674)	3,799	(8,947)	(2,097)
Other comprehensive (loss) income		(18,674)	3,799	(8,947)	(2,066)
Total comprehensive (loss) income		$(52,551)	$31,382	$43,927	$(658,714)

(Loss) earnings per share - continuing operations:
Basic	14	$(0.14)	$0.09	$0.19	$0.58
Diluted	14	$(0.15)	$0.09	$0.17	$0.56
(Loss) earnings per share:
Basic	14	$(0.14)	$0.09	$0.19	$(2.21)
Diluted	14	$(0.15)	$0.09	$0.17	$(2.23)

Cash dividends declared per common share (C$)	14	$0.07	$0.07	$0.21	$0.17
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

		Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
(Expressed in thousands of United States dollars)
Operating activities	Notes
Net (loss) earnings from continuing operations		$(33,877)	$27,583	$52,874	$172,069

Adjustments:
Depreciation, depletion and amortization		15,806	31,873	83,803	93,941
Reclamation recovery	11	(7,678)	(871)	(90,552)	(913)
Share-based compensation		(2,847)	3,560	(1,080)	918
Finance costs		2,882	694	6,454	4,001
Income tax expense	13	26,139	8,383	57,896	17,598
Income taxes paid		(1,502)	(4,829)	(54,868)	(7,585)
Gain on sale of Greenstone Partnership	20	—	—	—	(72,274)
Other		(3,318)	452	(2,175)	2,747
		(4,395)	66,845	52,352	210,502
Changes in working capital	15	(12,574)	(4,477)	(44,510)	(1,406)
Cash (used in) provided by operating activities from continuing operations		(16,969)	62,368	7,842	209,096
Cash provided by operating activities from discontinued operations		—	—	—	143,853
Cash (used in) provided by operating activities		(16,969)	62,368	7,842	352,949

Investing activities
Property, plant and equipment additions		(18,530)	(21,416)	(65,435)	(69,383)
Acquisition of Goldfield Project	4	—	—	(176,737)	—
Proceeds from sale of Greenstone Partnership	20	—	—	—	210,291
Proceeds from disposition of property, plant and equipment		—	1,154	2,025	1,889
Decrease in other assets		—	3	—	2,847
Cash (used in) provided by investing activities from continuing operations		(18,530)	(20,259)	(240,147)	145,644
Cash used in investing activities from discontinued operations		—	—	—	(96,081)
Cash (used in) provided by investing activities		(18,530)	(20,259)	(240,147)	49,563

Financing activities
Dividends paid	14	(11,743)	(12,166)	(36,193)	(33,046)
Payment of borrowing costs		(535)	(488)	(1,657)	(2,093)
Repayment of lease obligations		(1,622)	(1,555)	(5,078)	(4,891)
Proceeds from common shares issued		170	927	2,115	4,040
Repurchase and cancellation of shares	5,14	(93,340)	—	(93,340)	—
Cash used in financing activities		(107,070)	(13,282)	(134,153)	(35,990)
(Decrease) increase in cash during the period		(142,569)	28,827	(366,458)	366,522
Cash at beginning of the period		723,341	882,875	947,230	545,180
Cash at end of the period		$580,772	$911,702	$580,772	$911,702

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Loss (Income)	Retained Earnings	Total
Balance at January 1, 2022	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616
Net earnings	—	—	—	—	52,874	52,874
Other comprehensive loss	—	—	—	(8,947)	—	(8,947)
Repurchase and cancellation of shares	(77,401,766)	(93,340)	—	—	—	(93,340)
Transactions with shareholders:
Share-based compensation expense	—	—	1,193	—	—	1,193
Issued on exercise of stock options	302,701	2,110	(583)	—	—	1,527
Issued under the employee share purchase plan	85,107	691	—	—	—	691
Issued on redemption of restricted share units	35,983	257	(209)	—	—	48
Dividends declared and paid (C$0.21 per share)	—	—	—	—	(36,193)	(36,193)
Balance at September 30, 2022	220,086,775	$893,813	$31,210	$(2,118)	$1,038,564	$1,961,469

Balance at January 1, 2021	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018
Net loss	—	—	—	—	(656,648)	(656,648)
Other comprehensive loss	—	—	—	(2,066)	—	(2,066)
Transactions with owners:
Share-based compensation expense	—	—	4,046	—	—	4,046
Issued on exercise of stock options	603,177	4,433	(1,188)	—	—	3,245
Issued under the employee share purchase plan	101,560	935	—	—	—	935
Issued on redemption of restricted share units	244,531	1,648	(1,134)	—	—	514
Dividends declared and paid (C$0.17 per share)	—	—	—	—	(33,046)	(33,046)
Balance at September 30, 2021	296,777,174	$982,138	$32,325	$9,534	$759,001	$1,782,998
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standard (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.
These financial statements were authorized for issuance by the Board of Directors of the Company on November 4, 2022.
3. Accounting policies

These interim financial statements have been prepared using accounting policies consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021. During the nine months ended September 30, 2022, the accounting policy summarized below was applied to the acquisition of Goldfield Project.

IFRS 3, Business Combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a signed identifiable asset or group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company adopted the following amendments to accounting standards, effective January 1, 2022:

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS 16”), to prohibit the crediting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The Company adopted the revision to IAS 16 when it became effective on January 1, 2022 with no impact on its historical accounting.

New standards and amendments issued but not yet effective or adopted are described below:

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2024. Based on the currently available information, the Company does not anticipate any impact from this amendment on its financial statements.

Comparative figures

Certain comparative figures in the interim financial statements have been reclassified from statements previously presented to conform to the presentation of these interim financial statements as at and for the three and nine months ended September 30, 2022 and 2021.

4. Acquisition of Goldfield Project

On February 25, 2022, the Company completed the acquisition of Gemfield Resources LLC (“Gemfield”), owner of Goldfield Project in Nevada, USA, from Waterton Nevada Splitter, LLC (“Waterton”). Management determined that the assets and processes acquired do not constitute a business and therefore accounted for the transaction as an asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:

Cash consideration(1)	$176,737
Deferred milestone payment, measured at the fair value on the acquisition date(2)	30,054
Total purchase consideration	$206,791
(1)Includes a reimbursement of $1.7 million incurred by the seller for the construction of a water supply infrastructure.
(2)The milestone payment shall become payable upon the earlier of (i) the date that is 18 months following closing, (ii) Centerra making a construction decision with respect to the project and (iii) a change of control event. At the option of the Company, the deferred milestone payment is payable in cash or common shares of the Company.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

Other current assets	$64
Property, plant and equipment	205,957
Other non-current assets	1,200
Accounts payable	(153)
Provision for reclamation	(277)
Total assets acquired, net of liabilities assumed	$206,791

The Company incurred acquisition-related costs of $2.3 million which were separately capitalized to the property, plant and equipment acquired.

5. Discontinued operation

Loss of control of the Kumtor Mine

On May 6, 2021, the Kyrgyz Republic Parliament passed a temporary management law that allowed the Kyrgyz Republic, in certain circumstances, to assume management authority over Kumtor Gold Company CJSC (“KGC”), the Company’s wholly-owned subsidiary that owns the Kumtor Mine. Subsequently, as a result of several coordinated actions, the Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and appointed an external manager to direct the day-to-day activities of the mine, including production and sale of metals (i.e., the “loss of control event”).

On May 14, 2021, the Company initiated binding international arbitration proceedings against the Kyrgyz Republic to enforce its rights under the longstanding agreements governing the Kumtor Mine to, among other things, hold the Kyrgyz Republic accountable in the arbitration for any and all losses and damage that result from its actions against KGC and the Kumtor Mine. This claim was further amended to add Kyrgyzaltyn as a respondent. Furthermore, on June 1, 2021, the Company’s two wholly-owned subsidiaries, KGC and Kumtor Operating Company CJSC (“KOC”), filed for protection under Chapter 11 of the Federal US Bankruptcy Code in the Southern District of New York.

While the Company remained the legal owner of KGC and KOC, the Company concluded in the second quarter of 2021 that it had lost control of the Kumtor Mine because it could not effectively exercise power over the relevant activities related to the mine and was no longer exposed to variable returns, nor could it affect the returns of the mine through its managerial involvement. As a result of the loss of control event, the Company deconsolidated the subsidiary, and derecognized the assets and liabilities of the Kumtor Mine at their carrying amounts at the date when control was lost. The Company deemed the loss of control a significant event and concluded that the Kumtor Mine should be treated as a discontinued operation. Consequently, all amounts related to the Kumtor Mine were classified as a discontinued operation in both the comparative periods in the condensed consolidated interim statements of (loss) earnings and comprehensive (loss) income and condensed consolidated interim statements of cash flows and the associated notes to the interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The net earnings from discontinued operations from the Kumtor Mine, which include the results of operating activities while it was under the Company’s control up to May 15, 2021, for the period ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenue	$—	$—	$—	$264,159
Cost of sales
Production costs	—	—	—	72,613
Depreciation	—	—	—	57,912
Earnings from mine operations	—	—	—	133,634
Revenue-based taxes	—	—	—	36,984
Exploration and development costs	—	—	—	8,826
Other operating expenses	—	—	—	3,380
Loss on the change of control of the Kumtor Mine	—	—	—	926,350
Loss from operations	—	—	—	(841,906)
Other non-operating expenses	—	—	—	(13,290)
Finance costs	—	—	—	101
Net loss before income tax	$—	$—	$—	$(828,717)
Net loss from discontinued operations	$—	$—	$—	$(828,717)

On April 4, 2022, Centerra entered into a global arrangement agreement (the “Arrangement Agreement”) with, among others, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Kyrgyz Republic to effect a separation of the parties, including through the disposition of Centerra’s ownership of KGC (and consequently the Kumtor Mine), the purchase for cancellation by Centerra of Kyrgyzaltyn’s Centerra common shares, the termination of Kyrgyzaltyn’s involvement in the Company, and the resolution of disputes among the parties (together with all other transactions contemplated by the Arrangement Agreement, the “Transaction”). The Arrangement Agreement included the following provisions, among other things:
•Kyrgyzaltyn transferring to Centerra all of its 77.4 million Centerra common shares for cancellation, representing an approximate 26.0% equity interest in Centerra, for an aggregate purchase price of approximately C$972 million (based on the closing price of C$12.56 per Centerra common share on the TSX on April 1, 2022). In satisfaction of the purchase price for the Centerra common shares owned by Kyrgyzaltyn, Kyrgyzaltyn was to receive from Centerra the 100% equity interest in its two Kyrgyz subsidiaries and, indirectly, the Kumtor Mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor Mine, including all reclamation and environmental obligations), plus a cash payment of approximately $36 million, a portion of which was to be withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn on the share exchange; and
•Centerra resolving the inter-company balance between Centerra and KGC in part by paying $50 million to KGC on closing of the Transaction and, as to the balance, by way of set-off against an offsetting dividend to be declared by KGC immediately prior to closing of the Transaction.
On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including $7.0 million paid in direct and incremental transaction costs to effect the Transaction and a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn. The impact of closing the Arrangement Agreement

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

was recognized directly in share capital and cash flow from financing activities in the Company’s condensed consolidated interim financial statements for the three months and nine months ended September 30, 2022. Following the closing of the Arrangement Agreement, the parties jointly moved for the arbitration proceedings to be terminated.
6. Inventories

	September 30, 2022	December 31, 2021
Stockpiles of ore(1)	$42,127	$30,137
Gold in-circuit(2)	47,595	8,108
Ore on leach pads	12,406	17,314
Gold doré	17	25
Copper and gold concentrate	8,787	13,702
Molybdenum inventory(3)	62,891	86,090
Total product inventories	173,823	155,376
Supplies (net of provision)(4)	70,531	65,844
Total inventories	$244,354	$221,220
(1)Includes ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand of $20.8 million (December 31, 2021 - $23.5 million).
(2)Includes the balance of $45.1 million of stored gold-in-carbon inventory at the adsorption, desorption and recovery (“ADR”) plant at the Öksüt Mine.
(3)During the nine months ended September 30, 2022, impairment losses of $2.3 million (2021 - nil) were recorded within production costs to reduce the carrying value of molybdenum inventories to their net realizable value.
(4)Net of a provision for supplies inventory obsolescence of $8.4 million as at September 30, 2022 (December 31, 2021 - $8.4 million). The non-current portion of supplies inventory is included in other non-current assets.
7. Other current assets and liabilities

	September 30, 2022	December 31, 2021
Other current assets
Current portion of derivative assets(1)	$17,361	$11,770
Prepaid insurance expenses	3,603	6,867
Deposits for consumable supplies	1,370	3,836
Marketable securities	761	2,171
Other	2,526	1,158
Total other current assets	$25,621	$25,802
Other current liabilities
Current portion of lease obligations	$5,626	$6,144
Current portion of derivative liabilities(1)	20,555	2,959
Current portion of provision for reclamation (note 11)	8,629	6,168
Deferred milestone payment (note 4)(2)	30,626	—
Other	45	10
Total other current liabilities	$65,481	$15,281

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

(1)Relates to the diesel, foreign exchange and copper hedging contracts (note 18).
(2)The deferred milestone payment is re-measured each period at the fair value using effective interest rate method, resulting in a difference from the original amount in the purchase price allocation related to the acquisition of the Goldfield Project (note 4).
8. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2021	$891,223	$353,189	$338,855	$102,800	$1,686,067
Balance January 1, 2022	$835,475	$354,898	$23,910	$57,808	$1,272,091
Balance September 30, 2022(1)	$815,088	$534,121	$14,856	$55,726	$1,419,791
(1)Includes exploration and evaluation assets of $465.6 million related to the Goldfield Project and Kemess Project.

During the nine months ended September 30, 2022, $247.2 million of additions were capitalized to PP&E, including the $208.2 million related to the acquisition of Goldfield Project and associated transaction costs (note 4). During the nine months ended September 30, 2022, PP&E with a carrying value of $0.4 million was disposed.

During the year ended December 31, 2021, $214.6 million of additions were capitalized to PP&E, inclusive of $95.7 million related to the Kumtor Mine and, as a result of the loss of control of the Kumtor Mine (note 5), assets with a net book value of $629.4 million were derecognized. During the year ended December 31, 2021, PP&E with a carrying value of $14.9 million was disposed of.

The decision to suspend leaching activities at the Öksüt Mine in August 2022 and the requirement to obtain an amended Environment Impact Assessment prior to a full restart of operations was identified as an indicator of impairment. As a result, the Company performed an impairment test on its Öksüt Mine cash generating unit during the third quarter of 2022 and concluded that no impairment was required.
9. Revenue
Total revenue consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Gold revenue	$72,605	$118,311	$287,028	$334,612
Copper revenue	58,788	52,774	198,467	157,187
Molybdenum revenue	57,892	52,491	182,680	138,019
Other by-product revenue(1)	4,275	3,772	11,783	13,301
Revenue from contracts with customers	$193,560	$227,348	$679,958	$643,119
Provisional pricing adjustment on concentrate sales(2)	(12,399)	(5,597)	(34,912)	(11,832)
Metal content adjustments on concentrate sales	(2,148)	(1,190)	(3,156)	17,772
Total revenue	$179,013	$220,561	$641,890	$649,059
(1)Includes silver, rhenium and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 25.0 million pounds of copper and 41,559 ounces of gold (September 30, 2021 - 15.5 million pounds of copper and 50,854 ounces of gold) in the concentrate shipments subject to final pricing as at the period-end.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

10. Corporate administration

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Administration and office costs	$14,429	$5,843	$36,364	$18,685
Share-based compensation (recovery) expense(1)	(2,746)	3,038	(892)	991
Corporate administration	$11,683	$8,881	$35,472	$19,676
(1)Relates to the share-based compensation liability of $3.6 million as at September 30, 2022 (December 31, 2021 - $11.4 million).
11. Provision for reclamation
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	September 30, 2022	December 31, 2021
Balance, beginning of the period	$337,480	$352,244
Amount derecognized due to loss of control of the Kumtor Mine	—	(56,451)
Changes in estimate(1)	47,462	24,525
Changes in discount rate	(145,990)	15,057
Accretion	3,612	1,626
Liabilities settled	(3,071)	(470)
Foreign exchange revaluation	(9,989)	949
Balance, end of the period	$229,504	$337,480
(1)Includes the impact of short-term inflation rate expectations.

Current portion of reclamation provision	$8,629	$6,168
Non-current portion of reclamation provision	220,875	331,312
Total provision for reclamation	$229,504	$337,480

Reclamation recovery for the three months ended September 30, 2022 was $7.7 million ($0.9 million for the three months ended September 30, 2021). The recovery was primarily attributable to the increase in the risk-free interest rates applied to discount the reclamation cash flows at the Thompson Creek Mine, partially offset by an increase in expected reclamation cash flows at the Endako Mine and the Thompson Creek Mine. For the three months ended September 30, 2022, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 3.2% to 3.8% at the Endako Mine and Thompson Creek Mine. For the three months ended September 30, 2021, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 1.8% to 2.1% at the Endako Mine and Thompson Creek Mine.

Reclamation recovery for the nine months ended September 30, 2022 was $90.6 million ($0.9 million for the nine months ended September 30, 2021). The recovery was primarily attributable to the increase in risk-free interest rates applied to discount the reclamation cash flows, which was partially offset by the increase in expected reclamation cash flows at the Endako Mine and the Thompson Creek Mine.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

12. Other non-operating expenses

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Kumtor Mine litigation and related costs(1)	$5,340	$8,120	$15,010	$14,269
Foreign exchange gain, interest income and other	(4,641)	(1,145)	(7,726)	(202)
Other non-operating expenses	$699	$6,975	$7,284	$14,067
(1)Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by KGC and KOC, and related consulting costs.
13. Income tax expense

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Current income tax (recovery) expense	$(1,421)	$2,644	$36,513	$8,100
Deferred income taxes expense	27,560	5,739	21,383	9,498
Total income tax expense	$26,139	$8,383	$57,896	$17,598

The Company recognized net loss before tax of $7.7 million and income tax expense of $26.1 million for the three months ended September 30, 2022. The Company’s effective income tax rate for the three months ended September 30, 2022 is higher than the statutory Canadian income tax rate of 26.5%, primarily because of losses at certain divisions for which no deferred tax benefit has been recognized, and the net impact of foreign exchange rate changes on tax attributes on the temporary differences between accounting and tax bases relating primarily to the Mount Milligan Mine.

The Company recognized net earnings before tax of $110.8 million and income tax expense of $57.9 million for the nine months ended September 30, 2022. The Company’s effective income tax rate for the nine months ended September 30, 2022 is higher than the statutory Canadian income tax rate of 26.5%, primarily because of losses at certain divisions for which no deferred tax benefit has been recognized, and the net impact of foreign exchange rate changes on tax attributes on the temporary differences between accounting and tax bases relating primarily to the Mount Milligan Mine and the Öksüt Mine.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

14. Shareholders' equity
a.(Loss) earnings per share
Computation for basic and diluted (loss) earnings per share from continuing operations:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(Loss) earnings - continuing operations	$(33,877)	$27,583	$52,874	$172,069
Dilutive impact related to the RSU plan	—	(225)	—	(830)
Dilutive impact related to the PSU plan	(2,648)	—	(4,826)	(3,951)
Diluted (loss) earnings - continuing operations for diluted earnings per share	$(36,525)	$27,358	$48,048	$167,288

Basic weighted average common shares (in thousands)	245,866	296,772	280,191	296,501
Dilutive impact of stock options (in thousands)	—	541	435	733
Dilutive impact related to the RSU plan (in thousands)	—	2,995	732	2,017
Dilutive impact related to the PSU plan (in thousands)	1,170	—	1,170	—
Diluted weighted average common shares (in thousands)	247,036	300,308	282,528	299,251

(Loss) earnings per share - continuing operations:
Basic	$(0.14)	$0.09	$0.19	$0.58
Diluted	$(0.15)	$0.09	$0.17	$0.56

On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares (note 5). As a result, the calculation of basic and diluted weighted average common shares for the three and nine months ended September 30, 2022 included the impact of the cancellation of these common shares.

Computation for basic and diluted net loss per share from discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net loss from discontinued operations	$—	$—	$—	$(828,717)
Basic weighted average common shares (in thousands)	245,866	296,772	280,191	296,501
Diluted weighted average common shares (in thousands)	247,036	300,308	282,528	299,251

Loss per share - discontinued operation:
Basic	$—	$—	$—	$(2.79)
Diluted	$—	$—	$—	$(2.79)

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Computation for basic and diluted net (loss) earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net (loss) earnings	$(33,877)	$27,583	$52,874	$(656,648)
Dilutive impact related to the RSU plan	—	(225)	—	(830)
Dilutive impact related to the PSU plan	(2,648)	—	(4,826)	(3,951)
Diluted (loss) earnings	$(36,525)	$27,358	$48,048	$(661,429)

Basic weighted average common shares (in thousands)	245,866	296,772	280,191	296,501
Diluted weighted average common shares (in thousands)	247,036	300,308	282,528	296,501

(Loss) earnings per share:
Basic	$(0.14)	$0.09	$0.19	$(2.21)
Diluted	$(0.15)	$0.09	$0.17	$(2.23)
For the three months ended September 30, 2022 and 2021, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities, excluded from the calculation, are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
RSUs and stock options excluded from (loss) earnings per share from continuing operations (in thousands)	990	—	201	—
RSUs and stock options excluded from (loss) earnings per share (in thousands)	990	—	201	2,393
b. Dividends

On November 4, 2022, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on November 18, 2022.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

15. Supplemental disclosure
Changes in working capital

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(Increase) decrease in amounts receivable	$(7,485)	$11,158	$8,716	$917
Decrease (increase) in inventory	4,123	(14,802)	(10,171)	(18,935)
(Increase) decrease in prepaid expenses	(620)	1,924	4,368	1,365
(Decrease) increase in trade creditors and accruals	(8,494)	1,749	(40,718)	13,953
(Decrease) increase in other taxes payable	(98)	(4,506)	(6,705)	1,294
Changes in working capital	$(12,574)	$(4,477)	$(44,510)	$(1,406)
16. Commitments and contingencies
Commitments
As of September 30, 2022, the Company has entered into contracts to acquire property, plant and equipment totaling $9.8 million.
Contingencies
Mount Milligan Mine Royalty

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.
17. Related party transactions
a.Kyrgyzaltyn
The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Gross gold and silver sales to Kyrgyzaltyn	$—	$—	$—	$265,407
Deduct: refinery and financing charges	—	—	—	(1,248)
Net revenue received from Kyrgyzaltyn(1)	$—	$—	$—	$264,159
(1)Presented in results from discontinued operations.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn’s 77,401,766 Centerra common shares in exchange for the aggregate cash payments of approximately $93.3 million, including a portion of which was withheld on account of Canadian withholding taxes payable by Kyrgyzaltyn and $7.0 million paid in direct and incremental transaction costs to effect the Transaction (note 5).
b.Sojitz Corporation

The Endako Mine is operated as a joint operation between the Company, holding a 75% interest, and Sojitz Corporation (“Sojitz”), a Japanese company, holding a 25% interest. The Langeloth Facility which is part of the Molybdenum BU segment sells refined molybdenum concentrate product to Sojitz.

The breakdown of the Company’s transactions in the normal course of business with Sojitz is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Sales to Sojitz	$1,761	$3,757	$11,361	$15,256
Deduct: commission charges	(14)	(40)	(36)	(205)
Revenue(1)	$1,747	$3,717	$11,325	$15,051
(1)Amount receivable from Sojitz as at September 30, 2022 was $nil (December 31, 2021 - $2.6 million).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

18. Financial instruments
The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments, accounts payable and accrued liabilities (including share-based compensation liability), other non-current assets (including amounts receivable from Orion) and other current liabilities (including the deferred milestone payment to Waterton).
a.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and the diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s Corporate Facility, mitigating credit risk, and on an ongoing basis, the Company monitors its derivative position exposures.

	September 30, 2022	December 31, 2021
Derivative instrument assets
Current
Foreign exchange contracts	$—	$7,708
Fuel contracts	3,393	3,369
Copper contracts	13,968	693
	17,361	11,770
Non-current
Foreign exchange contracts	—	550
Fuel contracts	629	852
Copper contracts	10,896	1,058
	11,525	2,460
Total derivative instrument assets	$28,886	$14,230

Derivative instrument liabilities
Current
Foreign exchange contracts	$19,380	$22
Royal Gold deliverables(1)	1,175	(590)
Copper contracts	—	3,527
	20,555	2,959
Non-current
Foreign exchange contracts	11,367	984
Fuel contracts	—	6
	11,367	990
Total derivative instrument liabilities	$31,922	$3,949
(1)Relates to Royal Gold deliverables which are gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at September 30, 2022 that are accounted for as hedges are summarized below:

		Average Strike Price				Total Position(1)
Instrument	Unit	2022	2023	2024	Type
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$59/$64	$73/$78	N/A	Fixed	20,600
ULSD swap contracts	Barrels	$68	$79	$82	Fixed	75,600
Foreign exchange contracts
US$/C$ zero cost-collars	CAD	$1.26/$1.33	$1.27/$1.34	$1.27/$1.34	Fixed	421,000,000
US$/C$ forward contracts	CAD	$1.29	$1.28	$1.30	Fixed	286,000,000
Copper contracts
Copper zero-cost collar contracts	Pounds	$3.64/$4.78	$4.00/$4.91	$4.00/$5.06	Fixed	41,447,000
(1)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices to the cost of operations. The fuel hedge contracts are expected to settle by the end of 2024.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle by the end of 2024.
Copper contracts

The Company applies hedge accounting to copper contracts it enters to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming arrangement) to manage the risk associated with changes to the London Metal Exchange copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflow or cash outflow only when the underlying London Metal Exchange copper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle by the end of 2024. Of the total position of 41,447,000 pounds, contracts covering 8,700,000 pounds are expected to settle in the fourth quarter of 2022.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below includes the effective portion of changes in the fair value of these derivatives contracts recognized in other comprehensive income (“OCI”) and the amounts reclassified to the statements of (loss) earnings:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Change in the fair value of derivative financial instruments	$(22,271)	$10,081	$(21,657)	$8,211
Reclassified to net (loss) earnings from continuing operations	3,597	(6,282)	12,710	(27,633)
Reclassified to net loss from discontinued operations	—	—	—	17,325
(Loss) gain included in OCI(1)	$(18,674)	$3,799	$(8,947)	$(2,097)
(1)Includes tax recovery $2.1 million (September 30, 2021 - recovery of $0.5 million).
Non-hedge derivatives
All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold. Changes in fair value of non-hedge derivatives at each reporting date are included in the condensed consolidated interim statements of (loss) earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the Royal Gold deliverables, which are included in revenue.

For the Royal Gold deliverables, the Company delivers physical gold, as well as copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including offtakers and traders (“MTM Customers”) within two days of receiving or making a final payment. If the final payment from a MTM Customer is not received or paid within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay based on the provisional invoice quantities.

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives, not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.
The non-hedge derivative instruments outstanding as at September 30, 2022 are expected to settle by the end of the first quarter of 2023, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	20,960
Copper forward contracts	Pounds	Float	1,764,000
(1)Total amounts expressed in the units identified.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Provisionally-priced contracts
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to the amount in the range of 90% to 95% of the contracted value of contained metals, net of applicable treatment and refining charges while the remaining payment is not due for several months. Under the terms of these concentrate sales contracts, prices are subject to final adjustment at the end of a future period after control passes to a third party based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally priced sales are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue. Changes in fair value of provisionally priced receivables are recorded as an adjustment to trade receivables and included in gold and copper revenue.
The amount of trade receivables related to the sales of gold and copper concentrate prior to mark-to-market adjustment, the mark-to-market adjustment made during the period end and the fair value of provisionally-priced receivables as at September 30, 2022 and December 31, 2021 are summarized as follows:

	September 30, 2022	December 31, 2021
Trade receivables prior to mark-to-market adjustment	$14,442	$22,883
Mark-to-market adjustment	(5,875)	5,185
Provisionally-priced trade receivables	$8,567	$28,068
As at September 30, 2022 and December 31, 2021, the Company’s net position consisted of copper and gold sales contracts awaiting final pricing summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Copper(1)	Pounds	25,046,456	26,839,507	3.42	4.46
Gold(2)	Ounces	41,559	42,495	1,715	1,830
(1)As at September 30, 2022, there were 29,751,027 of copper pounds (December 31, 2021 - 31,539,007 pounds of copper) under contracts awaiting payment in future months. The total of 25,046,456 pounds of copper (December 31, 2021 - 26,839,507 pounds of copper) under contracts was awaiting final pricing in 2022 and 2023.
(2)As at September 30, 2022, there were 76,174 ounces of gold (December 31, 2021 - 77,164 ounces of gold) under contracts awaiting payment in future months. The total of 41,559 ounces of gold (December 31, 2021 - 42,495 ounces of gold) under contracts was awaiting final pricing in 2022 and 2023.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the condensed consolidated interim statement of financial position were as follows:

September 30, 2022
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$8,567	$—	$8,567
Marketable securities	761	—	—	761
Derivative financial instruments	—	28,886	—	28,886
	$761	$37,453	$—	$38,214

Financial liabilities
Deferred milestone payment to Waterton	$—	$30,626	$—	$30,626
Derivative financial instruments	—	31,922	—	31,922
Share-based compensation liability	3,599	—	—	3,599
	$3,599	$62,548	$—	$66,147

December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$28,068	$—	$28,068
Marketable securities	2,171	—	—	2,171
Derivative financial instruments	—	14,230	—	14,230
	$2,171	$42,298	$—	$44,469

Financial liabilities
Derivative financial instruments	$—	$3,949	$—	$3,949
Share-based compensation liability	11,444	—	—	11,444
	$11,444	$3,949	$—	$15,393
During the three and nine months ended September 30, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
19. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.
The results of mine sites or business units that have been discontinued or the Company does not operate or does not control, or for which a disposal plan has been initiated, are not reviewed on a prospective basis as they are not important for the future allocation of resources. In the second quarter of 2021, the Kumtor Mine was reclassified as a discontinued operation. The results of the Kumtor Mine are presented as part of net earnings from discontinued operations in the comparative period.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended September 30, 2022
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$—	$118,253	$60,760	$179,013	$—	$179,013
Cost of sales
Production costs	—	70,711	61,239	131,950	—	131,950
Depreciation	—	13,503	953	14,456	—	14,456
Earnings (loss) from mine operations	$—	$34,039	$(1,432)	$32,607	$—	$32,607
Exploration and development costs	819	3,604	—	4,423	17,003	21,426
Corporate administration	—	—	—	—	11,683	11,683
Care and maintenance	—	—	4,818	4,818	3,348	8,166
Reclamation recovery	—	—	(7,678)	(7,678)	—	(7,678)
Other operating expenses	511	2,210	446	3,167	—	3,167
(Loss) earnings from operations	$(1,330)	$28,225	$982	$27,877		$(4,157)
Other non-operating expenses					699	699
Finance costs					2,882	2,882
Loss before income tax						$(7,738)
Income tax expense					26,139	26,139
Net loss						$(33,877)
Additions to property, plant and equipment	$4,041	$6,638	$546	$11,225	$508	$11,733

Three months ended September 30, 2021
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$66,010	$99,609	$54,942	$220,561	$—	$220,561
Cost of sales
Production costs	17,926	57,426	46,289	121,641	—	121,641
Depreciation	9,277	19,482	1,654	30,413	—	30,413
Earnings from mine operations	$38,807	$22,701	$6,999	$68,507	$—	$68,507
Exploration and development costs	1,398	1,183	—	2,581	4,016	6,597
Corporate administration	—	—	—	—	8,881	8,881
Care and maintenance	—	—	3,594	3,594	4,044	7,638
Reclamation recovery	—	—	(871)	(871)	—	(871)
Other operating expenses	52	2,160	415	2,627	—	2,627
Earnings from operations	$37,357	$19,358	$3,861	$60,576		$43,635
Other non-operating expenses					6,975	6,975
Finance costs					694	694
Earnings before income tax						$35,966
Income tax expense					8,383	8,383
Net earnings						$27,583
Additions to property, plant and equipment	$3,382	$20,809	$272	$24,463	$345	$24,808

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Nine months ended September 30, 2022
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$101,593	$351,320	$188,977	$641,890	$—	$641,890
Cost of sales
Production costs	21,142	199,144	196,240	416,526	—	416,526
Depreciation, depletion and amortization	12,576	63,436	3,872	79,884	—	79,884
Earnings (loss) from mine operations	$67,875	$88,740	$(11,135)	$145,480	$—	$145,480
Exploration and development costs	2,497	10,113	—	12,610	30,425	43,035
Corporate administration	—	—	—	—	35,472	35,472
Care and maintenance	—	—	12,833	12,833	9,897	22,730
Reclamation recovery	—	—	(90,552)	(90,552)	—	(90,552)
Other operating expenses	726	8,292	1,269	10,287	—	10,287
Earnings from operations	$64,652	$70,335	$65,315	$200,302		$124,508
Other non-operating expenses					7,284	7,284
Finance costs					6,454	6,454
Earnings before income tax						$110,770
Income tax expense					57,896	57,896
Net earnings						$52,874
Additions to property, plant and equipment(1)	$9,126	$34,641	$954	$44,721	$202,457	$247,178
(1)Corporate and other includes the property, plant and equipment related to the acquisition of Goldfield Project (note 4).

Nine months ended September 30, 2021
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$142,550	$363,301	$143,208	$649,059	$—	$649,059
Cost of sales
Production costs	40,743	186,790	128,158	355,691	—	355,691
Depreciation, depletion and amortization	22,380	62,168	4,913	89,461	—	89,461
Earnings from mine operations	$79,427	$114,343	$10,137	$203,907	$—	$203,907
Exploration and development costs	2,097	4,520	—	6,617	12,202	18,819
Corporate administration	—	—	—	—	19,676	19,676
Care and maintenance	—	—	10,293	10,293	10,179	20,472
Reclamation recovery	—	—	(913)	(913)	—	(913)
Other operating expenses	144	8,457	1,791	10,392	—	10,392
Earnings (loss) from operations	$77,186	$101,366	$(1,034)	$177,518		$135,461
Gain on sale of Greenstone Property					(72,274)	(72,274)
Other non-operating expenses					14,067	14,067
Finance costs					4,001	4,001
Earnings before income tax						$189,667
Income tax expense					17,598	17,598
Net earnings from continuing operations						172,069
Net loss from discontinued operations						(828,717)
Net loss						$(656,648)
Additions to property, plant and equipment(1)	$15,609	$54,822	$1,122	$71,553	$455	$72,008
(1)Excludes additions to property, plant and equipment related to discontinued operations of $95.7 million.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2022
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

20. Sale of Greenstone Partnership
On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Resource Partners (USA) LP (“Orion”). As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized an initial gain of $72.3 million in the first quarter of 2021. Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction by the Greenstone Board. As a result, the initial contingent payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. The amount receivable from Orion was recorded in other non-current assets.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of September 30, 2022 due to significant uncertainty associated with the Greenstone project.